Exhibit 99.1

CRESCO LABS ANNOUNCES THE APPOINTMENT OF SIDNEY DILLARD TO ITS BOARD OF DIRECTORS

CHICAGO – May 21, 2021 — Cresco Labs (CSE:CL) (OTCQX:CRLBF) (“Cresco Labs” or “the Company”), a vertically integrated multistate operator and the number one U.S. wholesaler of branded cannabis products, today announced the appointment of Sidney Dillard to its board of directors, effective immediately. Ms. Dillard is an experienced financial services executive with over thirty years of experience providing advice and capital solutions to Fortune 500 corporations and middle market companies.

“I’m pleased to welcome Sidney to the Cresco Labs’ board as our newest independent director. She has an outstanding track record of advising companies on raising and deploying capital. Her advice will be invaluable as we continue to prepare for a potential U.S. listing, deploy capital to go deeper in our strategic footprint, and optimize our capital structure,” said Charlie Bachtell, Cresco Labs’ CEO and co-founder.

Ms. Dillard currently serves as partner and head of corporate investment banking at Loop Capital Markets, one of the largest privately held investment banks in the U.S., where she has contributed to a significant increase in the firm’s revenue over the last five years. Her clients have included companies in a wide range of industries, including consumer products, retail, and real estate, among others. In her current role, Sidney is responsible for setting and executing the firm’s growth strategy and serves as lead advisor to her firm’s corporate clients on their capital raising and advisory needs. She also serves on the firm’s Management Committee, Risk Committee, and Fairness & Valuation Committee.

Over her career, Ms. Dillard has been responsible for raising over $600 billion across bond underwriting, initial public offerings, at-the-markets, share repurchases, private institutional capital raising and mergers & acquisitions advisory. Prior to Loop Capital Markets, she was Senior Vice President and Division Manager at The Northern Trust Bank, focusing on corporate client services and relationship development.

Ms. Dillard’s philanthropic endeavors are focused on leadership, empowerment and access for women, girls, and African Americans. She is board chair for the Girl Scouts of Greater Chicago and Northwest Indiana and is a board member for the National Association of Securities Professionals, The Chicago Network, and IFF, which is a mission-driven lender (CDFI) and developer that helps people thrive by creating opportunities for low-income communities and people with disabilities. Sidney also serves on the Obama Foundation Inclusion Council. Ms. Dillard is a graduate of Stanford University and holds an MBA from Northwestern University’s Kellogg School of Management.

“We are absolutely delighted that Sidney will be bringing both her financing expertise and her deep insights about inclusion and community to our board and our company, which will enable us to further expand our industry-leading role in social impact and the effect it has on generating shareholder value, said Tom Manning, Executive Chairman of the Board of Cresco Labs.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco, High Supply, Mindy’s Edibles, Good News, Remedi, Wonder Wellness Co. and FloraCal Farms. Sunnyside, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2020 expected to be filed on March 26, 2021, and other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Jake Graves, Cresco Labs

Manager, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com